Mail Stop 3651

September 16, 2005

Via U.S. Mail and Facsimile

Michael S. Hedge
Chief Executive Officer
Datrek Miller International, Inc.
835 Bill Jones Industrial Drive
Springfield, Tennessee 37172

> RE: Datrek Miller International, Inc.
> Form 10-KSB for the Fiscal Year Ended December 31, 2004
>
> File No. 000-29707

Dear Mr. Hedge:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Index to Consolidated Financial Statements

Consolidated Statements of Stockholders'(Deficiency) Equity for the Year Ended December 31, 2004 and 2003, page F-4

1. We note from your disclosure that you have eliminated the $5,712,159 accumulated deficit amount associated with "Miller's accumulated deficit at the time of merger." As the acquisition of Miller by DMI is a reverse acquisition that has been accounted by you as a recapitalization, the accumulated deficit of the accounting acquirer (i.e. Miller) should be carried forward after the acquisition. As such, please revise your financial statements to properly carry forward Miller's accumulated deficit at the time of merger.

Note 1. Description of Business and Acquisitions, page F-7

2. With respect to your acquisition of Datrek Professional Bags, Inc., up to $1,000,000 of additional consideration is payable contingent on sales of golf bags to Wilson Sporting Goods Co. and other golf bag customers of the acquiree. You plan to record this additional consideration as goodwill. Because the additional consideration is contingent on sales to customers of the acquiree, we believe the cost is directly related to acquired customer relationships and should be recorded as additional customer-related intangibles, subject to amortization, rather than as goodwill. Please confirm your agreement with this accounting treatment and revise your financial statements accordingly.

Note 2. Summary of Significant Accounting Policies
Goodwill
Accounting for Long-Lived Assets
Note 5. Goodwill

3. We note from your filing that you had significant net losses and negative cash flows from operations for the past two consecutive fiscal years ending December 31, 2004 and 2003 and quarterly periods ending April 2, 2005 and July 2, 2005, an accumulated deficit of $3,605,097 as of December 31, 2004, and a full valuation allowance on deferred tax assets. Additionally, we note from your disclosure on page F-18 that FCC (your bank) has required you to maintain a lock-box arrangement, whereby all of your customer collections are deposited in a lock-box controlled by FCC and therefore such working capital funds are used to repay outstanding banking obligations. In consideration of the above factors, please advise us of the date of your long-lived asset impairment analysis for the fiscal year ended December 31, 2004. Also provide us with a summary of the methodology and significant assumptions and estimates you considered in this

impairment analysis on an individual asset group basis, and further explain to us why you concluded that no impairment of your long-lived asset to be held and used was necessary for the periods presented in the filing. In addition, explain the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities in assessing your impairment. See SFAS No. 144 for guidance.

4. Please revise your disclosure on page F-16 to describe how you assess goodwill for impairment on a "reporting unit" basis pursuant to paragraphs 19 through 21 of SFAS No. 142. In this regard, clearly explain how you evaluate impairment and how you define your reporting units, supported with factors cited in paragraphs 30 and 31 of SFAS No. 142.

As appropriate, please amend your filing and respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Lyn Shenk, Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Michael S. Hedge, Chief Executive Officer
(615) 384-1290